EXHIBIT 12.2

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Plus Preferred Security Dividend Requirements

	Three Months Ended		Years Ended
	March 31,		December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$399	$357	$1,174	$993	$835	$861	$591
Fixed Charges	75	74	303	316	314	319	327
Capitalized Interest	(4)	(4)	(16)	(16)	(13)	(4)	(2)
Preferred Securities Dividend Requirements	—	—	—	—	—	—	(2)
Total Earnings	$470	$427	$1,461	$1,293	$1,136	$1,176	$914
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$73	$72	$293	$309	$308	$314	$320
Interest Factor in Rentals	2	2	10	7	6	5	5
Preferred Securities Dividend	—	—	—	—	—	—	1
Adjustments to state Preferred Securities Dividends on a pre-income tax basis	—	—	—	—	—	—	1
Total Fixed Charges	$75	$74	$303	$316	$314	$319	$327

Ratio of Earnings to Fixed Charges	6.27	5.77	4.82	4.09	3.62	3.69	2.80

(A)
The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period, (b) the actual amount of any preferred securities dividend requirements of majority owned subsidiaries, and (c) preferred stock dividends which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B)
Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount and premium expense (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of majority owned subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for PSE&G.